株式会社 日本格付研究所



最終更新日：2021 年 10 月 1 日

ソブリン・準ソブリンの信用格付方法

　この信用格付方法は、2014 年 11 月 7 日公表の格付方法のうち、ソブリンの信用格付方法本体について改訂したものである。

I. ソブリンの信用格付方法

1. ソブリンの信用格付

　ソブリンの発行体格付は、主に民間に対する債務の履行能力および返済意思を等級で示したものである。他の政府や国際機関などに対する債務は対象としていないが、民間に対する債務の履行に及ぼす影響については考慮する。ソブリンの借入主体は、それぞれの国家が定めた法規範によって異なるが、通常は政府または中央銀行である。ソブリンと事業法人などとの主な違いは、ソブリンが主権者であることに起因したもので、徴税権や通貨発行権を有している、通常、倒産法制に服さず国家の消滅もありえない、などである。個別債務の格付は、約定内容や選択的な債務不履行などから債務ごとに履行の確実性に違いが生じる可能性があるため、発行体格付と異なる場合がある。なお、ソブリン格付の記号などは、「格付の種類と記号の定義」に準ずる。

2. 自国通貨建と外貨建格付

　ソブリン債務者は、債務返済の財源となる税収を確保する徴税権、そして通貨発行権を有している。外貨建債務を返済する財源の確保には、自国通貨の外貨への交換や市場からの外貨調達が必要となるが、自国通貨建については、こうした制約が少ない。このようなリスクの相違を考慮して、格付にノッチ差を付けることがあり、この場合は通常、自国通貨建格付が外貨建格付を上回る。ノッチ差の評価には、徴税権や通貨発行権の行使を左右する財政および金融の状況、国内金融市場の発展度、債務不履行の履歴、採用通貨などを考慮する。

3. 信用格付評価の概要と評価項目

　ソブリン格付の客観性と正確性の向上には、体系的な評価方法のフレームワークが重要である。このため、JCR では定量評価と定性評価を段階的に行う「ソブリン評価システム」を採用している。ソブリンの債務履行能力および返済意思の評価においては、①**財政基盤**、②**対外ショックに対する耐性**、③**経済基盤**、④**社会政治基盤**、⑤**金融システム**、⑥**経済政策**、⑦**国際関係**の 7 つの側面から行う。まず①**財政基盤**の健全性は、政府の債務履行能力を直接的に左右する。次に、②**対外ショックに対する耐性**は、民間を含む国全体の対外債務の履行能力をみるものとして重要である。加えて、③**経済基盤**が強固であれば、持続的経済成長を通じて税収など、財源の安



定と拡大が可能となる。経済成長の持続性は、④**社会政治基盤**の安定性によって大きく左右される。また、⑤**金融システム**は、経済成長に必要な資金供給という重要な役割を担っている。さらに、⑥適切な**経済政策**の実施は、上記の各側面の安定化を通じて経済成長の持続性の向上を可能にすると考えられる。また、過去の実績なども踏まえて、返済意思とそれを左右する要因も考慮している。最後に、⑦**国際関係**において、経済活動が国際的に安定して行える環境が整備されているかをみる。評価項目は、現実には相互に関連しており、国や時期によってその重要度が異なることもありうる点に留意する。

ソブリン評価システムに基づく評価の流れは大要以下の通りである。まず、7 つの評価項目のうち、①財政基盤～⑥経済政策において JCR が重要と考える定量指標を基に定量評価を行う。次に、定量評価では必ずしも把握できない定性的な要素に加え、⑦国際関係を加味し、総合的な評価として外貨建格付を導出する。定性面を考慮した総合評価は定量評価から原則として上下 3 ノッチ差以内となるように運用する。最後に、外貨建格付から必要に応じて「2. 自国通貨建と外貨建格付」の調整を加えて自国通貨建格付を導出する。

＜JCR が採用している評価項目とソブリン評価システムの概要＞



ソブリン評価システム
7つの評価項目
総合評価
① 財政基盤
② 対外ショックに対する耐性
③ 経済基盤
④ 社会政治基盤
⑤ 金融システム
⑥ 経済政策
⑦ 国際関係
定量評価
定性評価
外貨建格付
自国通貨建格付



＜ソブリン格付の評価項目の概要＞

評価項目	サブ評価項目
① 財政基盤	・ 財政収支の動向 ・ 政府債務の状況 ・ 資金調達の状況
② 対外ショックに対する耐性	・ 国際収支の動向 ・ 対外債務の状況 ・ 通貨体制による影響
③ 経済基盤	・ 経済発展の基礎的要素 ・ 経済発展の実績 ・ 潜在的な成長力
④ 社会政治基盤	・ 政治社会の安定性 ・ ガバナンスの状況
⑤ 金融システム	・ 金融制度および規制や監督の枠組み ・ 金融機関の財務状況および資産価格の動向 ・ 国際金融情勢
⑥ 経済政策	・ 経済課題に対する認識 ・ 政策の実効性 ・ 政策の継続性
⑦ 国際関係	・ 政治、経済、安全保障の安定性

（1）財政基盤

　　財政基盤は政府の債務履行能力を大きく左右する。財政基盤は、主に財政収支の動向、政府債務の状況、資金調達の状況にかかる分析に基づきその健全性および持続可能性を評価する。分析にあたっては、原則として中央政府に加え地方政府、社会保障基金を含む一般政府を対象とする。なお、中央銀行は一般政府には含まれない。

　　財政収支はその動向と歳出入構造をみる。収支動向については、過去のトレンドを GDP 比などによって把握した上で規律ある財政運営が行われてきたかを確認する。経済環境が変化する中で財政規律を維持してきた実績がある国は、経済対策などで一時的に財政収支が悪化した場合でも適切な対策を講じて将来健全性を回復する可能性が高いと考えられる。歳入構造については直接税、間接税などの税収基盤を中心にみる。特定資源あるいは産業への依存度が高い場合には歳入の安定性の観点から注意する。歳出については、歳入に対して適正な規模かどうかを押さえた上で、社会保障費、補助金、公共投資および利払い費などを中心にその構造を把握する。その際、財政規律が損なわれていないか、また財政の硬直性を招いていないかを重視する。なお、公共投資の削減は、社会資本形成などの形で長期的な競争力や成長力に影響を及ぼすことに留意する。

　　政府債務については、総債務を主たる評価の対象とする。多額の財政剰余金やソブリン・ウェルス・ファンドを保有する場合などは総債務から金融資産を控除した純債務についても考慮する。評価に際しては、まず過去のトレンドを GDP 比で把握する。その際、政府債務の水準が発散しておらず、管理可能な状態であるかどうかをまず確認する。政府債務は一般的に過去の財政赤字が累積したものであり、低水準にあることが望ましい。政府債務が低水準であれば、経済の急激な悪化や金融危機の発生の際の財政余力も大きくなる。ただし、歳入の拡大余地や金利水準に



より負担可能な債務水準は異なる。次に、通貨構成、期間構成、投資家保有構造などの内訳をみる。外貨建債務の構成比が高い場合には、為替レートの変動によって債務負担が変化するリスクに留意する。

資金調達の状況については、資金調達の規模、調達コストなどからこれまでの実績をみた上で、今後の資金調達について、平均償還期間、債務償還予定、資金調達方針などをみてリスクを把握する。また、主な調達基盤となる国内債券市場の状況、具体的には市場規模、流動性、金利水準、投資家構成なども把握する。特定の時期に債務返済が集中する場合には、リファイナンス・リスクが高まる可能性がある。また、外国人投資家の国債保有比率が高い場合にも、国外資本流出の発生などの場合に既存債務のリファイナンスが困難となる恐れがある。

なお、偶発債務については、規模や中身をみたうえで顕在化の可能性などを判断し、必要な場合には考慮する。主な対象としては、金融システムの安定化に向けた支援、公的企業に対する財政支援、政府保証の履行、社会保障プログラムの拠出金不足、自然災害の発生に対する財政支出などがある。

（2）対外ショックに対する耐性

ソブリン債務者の対外債務の履行能力を大きく左右するものとして、国際収支動向を背景とした国全体の対外ショックに対する耐性の分析が重要となる。

対外ショックに対する耐性は、国際収支の動向、対外債務の状況、通貨体制による影響から総合的に分析し、その安定性および持続性について評価する。対外ショックに対する耐性が悪化した状況では、民間部門の問題が経済全体に波及することを回避するために、政府が民間債務の返済を支援もしくは肩代わりする必要が生じる可能性がある。このため、民間部門を含む総対外債務を対象とする。

国際収支は、経常収支、資本移転等収支、および金融収支により構成される。経常収支については、同収支を構成する各収支のトレンドを把握するとともにそれらの構造分析を行う。その際、重要となるのが、輸出競争力などから外貨獲得能力とその安定性をみることである。なお、経常収支は、国内の貯蓄と投資の差に等しくなるため、同収支の動向を理解する上で、資金循環面からの動きも把握する。金融収支をみるポイントは、経常収支や経済規模との対比、資本規制や為替政策による制約の有無および程度、金融収支の構成要因やその安定性ないし改善余地などである。金融収支の中でも、直接投資は、証券投資や短期の銀行借入などの短期性の資金に比べて安定性が高い傾向にある。経常赤字国の場合は、金融収支の分析からファイナンスの持続性をみる。

対外債務については、持続的な対外債務の負担能力を評価するため、まず過去の債務残高や債務返済額のトレンドを水準、GDP 比、財サービス輸出比などで把握する。次に、通貨構成、期間構成、借り手別、貸し手別の構成を確認する。多額の対外金融資産を保有する場合などは、総債務から金融資産を控除した純債務についても考慮する。その際、対外資産負債統計などを利用して対外資産および負債の構成内容、それらのバランス、過去のトレンドなどを確認する。また、



対外資産、負債から直接投資を控除したベースでの分析も行っている。対外資産については、対外直接投資のストック、通貨当局が管理する外貨準備などに注目する。外貨準備の水準は、各国の状況により個別に適正水準を判断する。短期対外債務やポートフォリオ投資など資本逃避が起きやすい資金の流入が多い国の場合、高水準の外貨準備が必要になる。他方、自由変動為替相場制で、主要通貨を採用する国の場合には、市場を通じた外貨調達能力の高さを考慮する。

　なお、二国間の通貨スワップ協定、多国間の地域金融取極は、外貨流動性を補完するものとして、適宜、評価に織込む。また、ユーロ圏における欧州中央銀行など国際的信用補完の枠組みについても必要に応じて評価に織り込む。IMF などの支援については、予防的なクレジットラインはソブリンの流動性を補完するものとして評価する。他方、国際収支危機に対するスタンドバイ・クレジットなどの金融支援については、支援要請までの段階でソブリンの流動性などの悪化は既に格付に織込まれるのが通例であり、流動性のさらなる悪化に歯止めをかけ得るものとして評価する。こうした事後的な金融支援を政治的またはその他の理由で受けられない場合は、流動性の補完が効かないため、ソブリンの格付がさらに低下する可能性がある。

　最後に、通貨体制については、それぞれの国が採用している制度の特徴を精査して評価する。変動相場制の場合は、為替変動を通じたマクロ不均衡の調整が可能であることから問題は少ないが、基軸通貨に自国通貨をペッグするなど固定相場制は、そうした調整が難しいほか、国内外金利差に起因する大規模な資本流出入のリスクなどに留意する。ユーロ圏諸国のように通貨同盟に参加している国の場合は、域内では外国為替による影響から解放され、資本移動の円滑化が図られる一方で、マクロ不均衡の調整が難しくなるなどのメリットおよびデメリットの双方を把握する。なお、広く国際的に流通している通貨を採用している国の場合は、国際資本を確保する上で有利な立場にある。特に基軸通貨国である米国は、こうした恩恵が大きい。

(3) 経済基盤

　堅固な経済基盤は、財政、金融、政治および社会の安定を支え、市場メカニズムおよび経済政策の有効性を高める。経済基盤については、経済発展の基礎的要素を把握した上で、経済発展の実績さらには潜在的な成長力に照らしてその安定性と持続性を評価する。

　経済発展の基礎的要素では、国土、資源賦存度、人口動態さらにはインフラなどを必要に応じて把握する。一般的に資源に恵まれた国は発展余地が大きいが、それは必ずしも十分条件ではない。資源に恵まれた国でもそれを有効に活用できなければ経済発展は難しいし、他方、資源が乏しい国でも開放経済を志向し工業化に成功すれば経済発展が可能となる。また、インフラの整備が進めば、中期的に経済全体の供給能力の強化に加え、投資環境の改善にもつながり、国内外からの投資の増加が期待される。

　経済発展の実績は、経済規模および一人当たり GDP を把握した上で、経済発展の歴史的経緯をみる。一人当たり GDP は、それが高い国は高所得を背景として潜在的な税収と資金調達の源泉が大きいことを示している。一人当たり GDP は購買力平価ベースをより重視する。歴史的経緯は、これまでの経済体制の変遷や市場経済の発展度合いなどに着目する。どのような経済体制を導入



してきたかは、国や時代によって異なるが、実態的に市場メカニズムが機能しているかどうかが重要となる。市場経済の発展は、資源の効率的な配分を可能とし、長期的な経済成長を推進する要となる。

潜在的な成長力は、経済構造や近年の経済成長率の推移などから分析する。ここでは、景気循環的な側面よりも構造的な特徴を重視する。経済構造については、産業構造、貿易構造、就業構造などの観点から、生産性が高い産業への構造転換が図られているか、特定産業に依存しない多様な構造が構築されているかなどをみる。産業構造に関しては、成熟度、主要産業の対外競争力とその背景にある制度、規制などにも目を配る。貿易構造は、主要輸出入品および相手国、輸出入品の価格、さらには対外経済への開放度などにも着目する。輸出が特定の国や品目に集中し、僅かな環境変化でも経済全体が大きな影響を受けることがないかどうかの視点も重要である。就業構造は、産業別の就業者数、労働力人口、失業者数などを把握する。経済成長率については、水準やボラティリティの実績を把握するとともに、インフレ、資産バブル、対外不均衡などによって経済へのひずみを形成せずに持続的な成長を遂げてきたかどうかを潜在成長率などにも配慮しながらみる。次に近年の GDP 成長率の詳細な分析を需要項目別に行うが、経済成長を阻害する構造問題、外国経済の影響、経済財政政策の効果なども考慮する。

（4）社会政治基盤

経済活動や政策運営の土台となる社会政治基盤は、その安定性、ガバナンスの状況について分析、評価する。社会政治の安定性については、まず歴史的な経緯を踏まえ政治社会体制の変遷を把握した上で、政府の政治基盤についてみる。さらに、宗教、民族、政治思想、経済的格差などの観点から、社会全体の安定性が確保されているかを確認する。なお、例外的な事態といえるが、内乱や予期せぬ政権転覆などが生じる可能性、戦争や革命に伴い債務主体が消滅に至るリスクについても留意する。次に、ガバナンスの状況については、法の支配が確立されているかどうか、腐敗が抑制され、公共サービスの質が維持されているか、などを評価する。行政の透明性や、司法、中央銀行、メディアなどの独立性も重要である。なお、評価にあたり、世界銀行などの国際機関が公表する各種指標も参考にする。

（5）金融システム

金融システムが安定し効率的に機能していることは経済の安定成長と健全な財政の維持のために不可欠である。金融システムが健全であれば、経済に安定した資金の供給が可能である。また、当局による規制や監督が有効に機能していれば、金融危機の発生を未然に防ぐことも可能となる。逆に、脆弱な金融システムは経済活動を阻害し、危機を誘発しかねない。また、その重要性に鑑み危機の折には公的資金の注入や債務保証などの公的支援が講じられることがあるため、政府の偶発債務把握の観点からも金融システムの分析が重要となる。なお、金融システムは銀行部門を中心にみる。

こうした観点を踏まえ、金融制度および規制や監督の枠組み、金融機関の財務状況および資産価格の動向、ならびに国際金融情勢をもとに、金融システムの安定性を評価する。金融制度につ



いては、金融機関の業態別構成や寡占度などの制度的特徴、金融および資本市場の成熟度、マクロプルーデンス政策や破綻処理制度を含む金融監督体制（バーゼル規制など国際的枠組みとの協調を含む）などについて把握する。金融機関の財務内容については、資産の健全性、資本の充実度、資金調達構造、流動性の状況、収益性などを見る。資産価格の動向は、バブルの発生がないかについて、民間貸出やマネーサプライなどの資金供給動向、ならびに金利動向などと合わせて確認する。実体経済からかけ離れた資産価格の高騰は、その後の調整過程において金融システムに深刻な影響をおよぼす。加えて、金融機関が巨大化し金融市場がグローバル化した今日においては、個別の金融機関の決済不履行が金融システム全体に波及する可能性や、一国の金融危機が他国へ伝播する可能性、またその際の影響度が高まっている。したがって、金融システムの規模を踏まえた上で、大手金融機関の経営不安や資産価格の調整、またそれによる流動性低下などが波及するシステミック・リスクの把握にも努める。なお、国際間の金融システムの連関を把握する際には、可能な限り国際的に基準が統一された統計を利用する。

（6）経済政策

経済政策は、政府および中央銀行が持続的な経済成長など様々な政策課題に対処するためのツールであり、それに対する認識をみた上で、政策の実効性および継続性を評価する。

まず政府および中央銀行が現状の政策課題をどのように認識しているかを把握する。政策課題を的確に認識していれば、適切な政策を打つことが可能となるほか、取り組む意思の強さも確認される。次に、個々の政策を精査した上で、政策全体の整合性などもチェックし実効性を評価する。その際、これまでの政策対応の柔軟性などもみる。最後に、政策対応の実績、経済政策に対する国民からの支持、さらには国際的な環境などを踏まえて継続性を評価する。これまで経済金融危機を乗り越えてきた実績をみれば、ある程度政策の実効性や継続性が把握できる。また、発展した政治制度を背景に政策に対する国民からの支持がある場合には、政権交代となっても、ある程度政策は予見可能である。他方、政権の継承問題や権力集中などは政策継続上の不安定要素となる。加えて、国を取り巻く国際的な環境を踏まえた政策であるかどうかも十分確認しておく必要がある。なお、経済政策の評価にあたっては、必要に応じて債務不履行の履歴や統計情報の信頼性についても考慮する。また、世界銀行や世界経済フォーラムなどが公表する各種指標も評価の参考にする。

近年、中央銀行が国債を含む資産買入プログラムなどの非伝統的政策を導入する事例が増加しているが、通貨に対する信認の喪失や急激なインフレにつながる可能性を否定できないため、出口戦略への注意が必要である。

（7）国際関係

国際関係では、政治、経済、安全保障上の観点から、その安定性を評価する。まず、政治面では、国際社会における当該国の位置付けをみる。国家として国際的に信認された国であるか、多国間の枠組みの中で政治的な信頼関係が確立されているかなどが重要となる。経済面では、貿易や金融などを国際的に自由に行える枠組みが整備されているかをみる。安全保障上の観点では、



地政学的な位置づけの把握が必要となり、他国における政治的・軍事的な緊張の高まりが、地理的な位置関係により波及するリスクを確認する。なお、こうした様々なリスクを抑止するためのEU などの地域統合、あるいは国際的な機関や枠組みがある場合には、その実態をみて評価に織り込む。

4．ESG 要素

ESG（環境・社会・ガバナンス）要素は、次のとおり、ソブリン格付を行う際の評価項目に影響を与えうる。環境要素は、主に「経済基盤」、「財政基盤」の評価において、気候変動や自然災害などを中心にみている。気候変動対策の推進に伴い、政府による有効な需要喚起策などで脱炭素化に伴う投資が促進され、経済の構造転換が図られる場合には、経済や財政基盤の安定化につながる。社会要素は、主に「社会政治基盤」、「経済基盤」の評価において、雇用状況、人権や政治的自由の状況、人口動態、教育などからみている。雇用状況の改善や貧困の解消が図られれば、社会政治の安定化のみならず、経済成長が促進されることとなる。また、教育水準の向上は、人的資源の改善を通じて、経済基盤の強化にもつながる。ガバナンス要素は、主に「社会政治基盤」の評価において、法の支配、腐敗の抑制、公共サービスの質などからみている。加えて、政府の経済政策や政府を取り巻く国際関係もガバナンスに関する重要な要素であり、それぞれ「経済政策」、「国際関係」において評価している。

＜ESG 要素に関する評価項目の概要＞

評価項目	サブ評価項目
① Environment（環境）	「経済基盤」「財政基盤」において評価 ・　気候変動 ・　自然災害　等
② Social（社会）	「社会政治基盤」「経済基盤」において評価 ・　雇用状況 ・　人権や政治的自由の状況 ・　人口動態 ・　教育　等
③ Governance（ガバナンス）	「社会政治基盤」「経済政策」「国際関係」において評価 ・　法の支配 ・　腐敗の抑制 ・　公共サービスの質 ・　経済政策 ・　国際関係　等

5．カントリーシーリング

カントリーシーリングはある国に所在する企業などが債務の返済のために行う自国通貨から外貨への交換や外貨の国外送金などの外貨取引に対して、当局が制限を加える蓋然性の評価である。カントリーシーリングは、企業などの外貨建格付の上限を示すものであり、ソブリンの外貨建格付を上回る場合が多い。



外貨建格付を対象としているのは、通常、外貨は自国通貨と比べて当局自らの権限による調達や発行が難しく、外貨建債務の返済の資金繰りなどに支障を来した場合、企業などの外貨取引に対して制限を課すことがあるためである。

カントリーシーリングの設定は、採用通貨、通貨制度、貿易決済及び資本取引規制、経済政策、対外債務、これまでの政府の対応状況などを総合的に評価して決定する。通常、ソブリンの外貨建格付から 0～3 ノッチ程度上回るが、米国、ユーロ圏、日本など主要通貨を採用している国は制限を加える蓋然性が極めて小さいことから前述のノッチ幅の制約を受けない場合もある。

例外的ではあるが、国際開発金融機関など当局間における重要な取り決めがある、国外に所在する親会社などから強い支援がある場合などは所在国のカントリーシーリングを超えることがある。



カントリーシーリング評価
外貨建格付
カントリーシーリング



Ⅱ. 準ソブリンの信用格付方法

1. 準ソブリンの信用格付方法の概要

　　JCR では、政府系特殊銀行や国営企業などの政府系機関、いわゆる「準ソブリン」の格付を行う場合、政府による明示的保証の有無のほか、政府による法的な支援の有無や産業政策上の重要性など政府との関係の深さ（ソブリン性）を分析し、政府の信用力を格付にどの程度反映させるべきかを判断する。また、同時に財務状況や事業リスクを分析・評価し、総合評価を導き出すというアプローチをとる。このため「準ソブリン」の格付は、政府による元利払いの完全な保証がない場合でも「ソブリン」の格付と同じになる場合もあり、また、それを下回る場合もある。なお、当該「準ソブリン信用格付方法」は外国の準ソブリンを対象とする。

2. ソブリン性評価上の重要ファクター

　　政府系機関のソブリン性を評価する場合、以下の 5 つのファクターに着目し、ソブリン性の強度を多角的に分析・評価する。なお、各々のファクターには評価ウェートを設定しており、基本的には下記(1)の評価ウェートが最も重くなると考える。但し、評価ウェートは完全に固定されたものではなく、適切と判断される場合は各政府系機関により変更することもある。

(1)規制上の保護を含む法的保護の強度

　　準ソブリンと見なされる政府系機関に関して公的な保護が設立準拠法等の法律により規定されている場合、ソブリン性の判断上、プラスに評価できる。例えば、①法律で規定された明示保証②法律で規定された政府による支援措置③政府が予算の範囲内で特定企業の事業について必要な費用の一部を補助したり、財政資金を融資でき、当社が発行した債券の利子について一部補助ができることを定めた法律が存在する―などである。

　　また、当該機関を保護する規制が政府によって実施されている場合、ソブリン性の判断上、プラスに評価できる。例えば、政府が免許制により新規参入を制限し、国内市場での競争を制限している場合などである。なお、政府による規制の将来動向を予測することも必要である。その場合、規制当局の方針（民営化など）、規制当局の将来の意思決定に影響を与える外部環境、社会団体や政治団体の存在などについても検討する。

(2) 上記以外の政府による支援の強度

　　当該政府系機関の信用力を補完するために政府が提供する経済的並びに設立準拠法など必ずしも明確な法的根拠がない場合の規制上の支援の内容についても分析する。このような支援には、①明示的保証（法律で規定はされていない場合の）②当該政府系機関が経営難に陥った場合に債務の返済を支援するという政府の意思③間接的な補助金、さらには当該政府系機関の信用の質の向上に有利な一般的な経済・社会環境などの広義の支援―などが考えられる。また、明示的な政府保証がない場合の政府による支援に関しては、全体的な規制環境、経済環境、政治環境を国が



どう設定し、維持していくかという点も重要になると考えられる。その場合、政府が当該政府系機関の将来の経営に有利な事業環境を創り出す能力と意思があるかをみる。

（3）政府との資本関係の強度

政府が政府系機関の株式を保有し続けることは、企業に対する経営管理権を維持したいという政府の意思の現れとしてソブリン性の判断上、プラスに評価できる。但し、政府が株式を保有していることが、当該政府系機関の債務返済責任を政府がすべて負うことを必ずしも意味しない点に留意する。また、政府保有比率が50％超である場合は、そうでない場合に比べて経営難の際に政府が介入する可能性は一般的に高いと考えられるが、その場合も同様に留意する。

また、政府の当該政府系機関の株式保有意図も重要と考えられる。例えば、外国企業による支配を防ぐ目的であれば、政府は当該機関の市場を保護し事業環境を安定化させる方向で規制を進めると期待できる。さらに、当該政府系機関に関する政府による民営化計画の有無や政府による株式保有比率の変化についても確認する。

（4）政府の産業政策上の重要性

政府のエネルギー政策、産業政策、社会保障政策、防衛政策などの国家政策上の観点から当該政府系機関の重要性を判断する。重要性が高ければ、ソブリン性の判断上はプラスに評価でき、逆に低ければ、マイナスとなる。

（5）政府との人的関係の強度

政府と当該政府系機関との人的関係が強い場合は、ソブリン性の判断上はプラスに評価できる。政府による経営への人的関与がある場合、あるいは経営陣の任命権を政府が有する場合は、それらに対する法的根拠の有無などを確認する。

以上、JCR では上記の5つのファクターを分析・評価し、格付の対象となる政府系機関のソブリン性の強度を判断する。なお、政府との関係が強いことはソブリン性の判断上はプラスに評価できるが、一方で、当該政府系機関の経営内容に基づく信用力評価という観点からはマイナスとなる可能性もある。例えば、政府の持株比率が高いことが、経営効率化や市場原理に基づく経営を行う上での阻害要因となったり、モラルハザードを引き起こす可能性がある。また、外資による投資に対する制約がある場合、企業の海外資本調達を制約するという点で長期的なマイナス要因ともなりえる。従って、政府系機関の格付の最終的な判断においてはこのような点も踏まえた総合的な判断が必要となる。

以上



◆留意事項

本文書に記載された情報には、人為的、機械的、またはその他の事由による誤りが存在する可能性があります。したがって、JCR は、明示的であると黙示的であるとを問わず、当該情報の正確性、結果、的確性、適時性、完全性、市場性、特定の目的への適合性について、一切表明保証するものではなく、また、JCR は、当該情報の誤り、遺漏、または当該情報を使用した結果について、一切責任を負いません。JCR は、いかなる状況においても、当該情報のあらゆる使用から生じうる、機会損失、金銭的損失を含むあらゆる種類の、特別損害、間接損害、付随的損害、派生的損害について、契約責任、不法行為責任、無過失責任その他責任原因のいかんを問わず、また、当該損害が予見可能であると予見不可能であるとを問わず、一切責任を負いません。また、当該情報は JCR の意見の表明であって、事実の表明ではなく、信用リスクの判断や個別の債券、コマーシャルペーパー等の購入、売却、保有の意思決定に関して何らの推奨をするものでもありません。本文書に係る一切の権利は、JCR が保有しています。本文書の一部または全部を問わず、JCR に無断で複製、翻案、改変等をすることは禁じられています。

株式会社 **日本格付研究所**
Japan Credit Rating Agency,Ltd.
信用格付業者　金融庁長官（格付）第 1 号
〒104-0061 東京都中央区銀座 5-15-8　時事通信ビル